VOLKSWAGEN AG

INTERIM REPORT JANUARY – JUNE 2004


GTI
GOLF GTI

KEY FIGURES AND FACTS

Volume Data of the Volkswagen Group[1]	2nd quarter 2004	2nd quarter 2003	%	1st half 2004	1st half 2003	%
Deliveries to customers ('000 units)	1,313	1,276	+2.8	2,516	2,473	+1.7
of which: in Germany	247	254	−2.6	460	467	−1.4
abroad	1,065	1,022	+4.2	2,056	2,006	+2.5
Vehicle sales ('000 units)	1,372	1,296	+5.9	2,646	2,514	+5.2
of which: in Germany	242	259	−6.5	465	471	−1.3
abroad	1,130	1,037	+9.0	2,181	2,043	+6.8
Production ('000 units)	1,354	1,292	+4.8	2,670	2,572	+3.8
of which: in Germany	466	429	+8.6	942	867	+8.5
abroad	888	863	+2.9	1,728	1,704	+1.4
Employees ('000 on 30.06.2004/31.12.2003)				341.4	336.8	+1.4
of which: in Germany				176.9	176.5	+0.2
abroad				164.6	160.3	+2.7

Financial Data according to IFRS in million €	2nd quarter 2004	2nd quarter 2003	%	1st half 2004	1st half 2003	%
Sales revenue	23,993	22,133	+8.4	45,940	42,831	+7.3
Operating profit before special items	650	616	+5.5	979	1,220	−19.8
Special items	128	–	x	128	–	x
Operating profit after special items	522	616	−15.2	851	1,220	−30.3
as a percentage of sales revenue	2.2	2.8		1.9	2.8	
Profit before tax	595	679	−12.4	639	1,010	−36.8
as a percentage of sales revenue	2.5	3.1		1.4	2.4	
Profit after tax	357	394	−9.4	383	596	−35.7
Cash flows from operating activities	3,040	2,167	+40.3	5,141	4,219	+21.9
Cash flows from investing activities	3,520	3,904	−9.8	6,630	7,279	−8.9
Automotive Division						
Cash flows from operating activities	2,391	1,341	+78.3	3,765	2,874	+31.0
Cash flows from investing activities	1,753	1,909	−8.2	3,495	3,937	−11.2
of which: investments in tangible and other intangible assets	1,198	1,341	−10.7	2,439	2,879	−15.3
as a percentage of sales revenue	5.7	6.9		6.0	7.6	
capitalized development costs[2]	450	516	−12.8	926	962	−3.8
as a percentage of sales revenue	2.1	2.6		2.3	2.5	

[1] Volume data including the not fully consolidated vehicle producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts. The year 2003 deliveries have been updated on the basis of statistical trends.

[2] See table on page 13.

- First-half sales revenue up 7.3 % on previous year
- Operating profit before special items down 19.8 % against previous year at 979 million € due to continuing difficult market conditions and unfavourable exchange rates; second quarter strong improvement on first
- Operating profit after special items down 30.3 % against prior year at 851 million €
- Net cash flow in the Automotive Division well above previous year, at a positive 270 million €
- Investments in tangible assets in the Automotive Division 15.3 % below level in first half of 2003
- ForMotion program to improve Group earnings capability delivers first results totalling over 400 million €
- Product initiative successful:
  - Golf the clear leader in its segment; Touran at the top of its class
  - New Škoda Octavia, Audi A6, SEAT Altea and Caddy Life launched
- Positive trend in Financial Services Division sustained
- Joint venture to acquire LeasePlan Corporation agreed

KEY EVENTS

GROUP MODELS PRESENTED AT INTERNATIONAL MOTOR SHOWS

Volkswagen demonstrated the Group's wide-ranging qualities at April's Auto Mobil International (AMI) motor show in Leipzig. The main focus of attention with regard to the Volkswagen brand was of course on the new Golf, which since its market launch in October 2003 has seen a continuous expansion of available derivatives and equipment options. Another highlight was the Polo FUN, a visually striking lifestyle model. The Audi brand launched the Audi A8 L 6.0 quattro onto the German market, as well as additional engine variations for the new Audi A6. Leipzig also marked the German launch of new products from the SEAT and Škoda brands, with their latest SEAT Altea, SEAT Ibiza Cupra and Škoda Octavia models.

At the SALÓN INTERNACIONAL DEL AUTOMÓVIL in Madrid, SEAT presented a prototype of the Toledo, in which the designers have incorporated the élan of the new Altea Multi Sport Vehicle into a traditional notchback saloon.

The Volkswagen Group also presented its latest range of models at the "Auto China 2004" show in Beijing, featuring the launch of the Roadster Concept R, with its impressive functionality and innovative design.

MICROBUS PROJECT RE-ALIGNED

Volkswagen will be producing the planned Microbus at its Hanover facility starting in 2007 based on a now substantially revised strategy. Primarily because of the current exchange rate situation and prevailing competitive pressures in the US market, the model's new design will have wider international appeal. The synergy effects will also be greatly enhanced by the modular production strategy to be employed. The plan is to apply the innovative 5000 x 5000 tariff scheme to Microbus production in Hanover.

GROUP VEHICLES SUCCESSFUL IN MOTORSPORT

A number of Volkswagen Group brands have been successful in motorsport over many years. In Volkswagen's latest successes, in June 2004, the newly developed Race-Touareg won two stage victories, and ultimately achieved fourth place overall, in the Rally of Morocco. In the same month, Audi achieved a triple victory at the legendary Le Mans 24 Hour race, demonstrating its competitive edge based on its use of FSI® technology. Audi is also enjoying success in the popular German Touring Car Championship (DTM), currently lying second in the rankings with the new Audi A4. SEAT, the sporty brand from southern Europe, is in its second year of competition in the European Touring Car Championship (ETCC), and is delivering some impressive performances with the SEAT Toledo.

VOLKSWAGEN PRESENTS ITS FUEL STRATEGY AT HYFORUM 2004 IN CHINA

The focus of attention at the HYFORUM in Beijing was on the sustainable mobility of future generations. As a Global Player, the Volkswagen Group is confronting this challenge, and is proposing a drive-train and fuel strategy based on synthetic

fuels. A major pillar of this strategy is liquid synthetic fuel, which can be made from natural gas, coal or in particular biomass. These fuels, known as SynFuels or SunFuels, permit the use of a wide range of different primary energies, without affecting fuel quality. Moreover, they are already today advanced enough for deployment in existing vehicles in order to deliver lower emission levels. In the long term, this strategy represents a stepping stone for Volkswagen towards the use of fuel cells powered by reusable hydrogen.

NEW STRUCTURES IN CHINA

In view of the growing importance of the Chinese automobile market, the Volkswagen Group has restructured its business in that country. In future all Group operations will be managed by the Volkswagen Group China, based in Beijing. The aim is to strengthen the position of the Group in China by consistent expansion and modernization of the joint venture companies' locally produced model range and to further exploit potential for cost saving by the joint ventures.

VOLKSWAGEN – PARTNER TO THE 2008 BEIJING OLYMPICS

In the face of strong competition, the Organizing Committee of the 2008 Olympic Games in Beijing nominated Volkswagen, including its joint ventures in China, as the "Beijing 2008 Automobile Partner". This offers Volkswagen, in association with its local partners, an ideal platform to communicate its leading position in the Chinese automobile market and promote its image further. As a sponsor of the Olympic Games, Volkswagen's role will primarily be to provide vehicles and associated services.

JOINT VENTURE TO ACQUIRE LEASEPLAN CORPORATION AGREED

At the end of May 2004 Volkswagen and two co-investors, the privately-owned Olayan Group from Saudi Arabia and the state-owned Mubadala Development Company of the Emirate of Abu Dhabi, signed the contracts establishing a joint venture to acquire the Netherlands-based LeasePlan Corporation. Volkswagen has a 50 % share in this joint venture, with its two co-investors each holding 25 % of the share capital. The European Commission has already approved the acquisition, and the incorporation of the LeasePlan Corporation into the joint venture. The approval of the Netherlands Central Bank and other national regulatory bodies is still awaited.

RATINGS

In the period under review the Standard & Poor's and Moody's Investors Service rating agencies updated their ratings of the Volkswagen Group. Standard & Poor's downgraded their long-term credit rating of Volkswagen AG, Volkswagen Financial Services AG and Volkswagen Bank GmbH from "A" to "A-", and their rating of the Group companies for short-term investments from "A-1" to "A-2". The outlook was again rated "negative".

Moody's Investors Service downgraded its long-term credit rating of Volkswagen AG and Volkswagen Financial Services AG from "A2" to "A3", with a short-term rating of "P-2" (formerly "P-1"). The outlook remained "negative". Moody's rating of Volkswagen Bank GmbH remained unchanged at "A2" for long-term and "P-1" for short-term credit. It again rated the short-term outlook "stable", but adjusted the long-term outlook to "negative".

FORMOTION

In the Spring of 2004 the Volkswagen Group launched ForMotion, a performance improvement program that will boost earnings by at least 3 billion € in 2005. The program covers all the Group's locations worldwide, and they will all make their contribution to achieving its goals. The focus, alongside measures aimed at delivering short-term results, is primarily on achieving a sustained cut in costs, on reducing capital investments and on enhancing efficiency in sales.

The ForMotion program will subject all the activities and projects being undertaken by the Group to a thorough review based on stringent economic criteria. This also means that ongoing projects will be reviewed.

Potential earnings improvements amounting to around 75% of the target for 2005 have already been identified; almost 50% of the measures to be undertaken have been decided upon. Consequently, the program is running to schedule.

The effects of the ForMotion program contributed over 400 million € to the 2004 first-half earnings. By the year-end it will have contributed well over 1 billion €.

Aimed at reducing product costs, a Group-wide database currently listing over 5,000 individual measures has been made available to all participating units. The resulting financial improvements range from a few thousand Euro in some cases to several million in others.

Examples of areas in which measures will deliver sustained double-digit millions of Euro improvements in earnings include:

- Closer adaptation of the complexity of the Group's component range to customer needs.
- Consolidation of similar operations in Shared Services and Business Units (such as concentration of the Group's IT infrastructure at a small number of locations).
- Optimization of the structural costs of the Group-owned import companies as part of a general restructuring of the sales operations.
- Utilization of synergies between the brand groups based on joint, Group-wide management of prototype shop, production planning and tooling operations.

ForMotion represents a sustained improvement in the performance of the Volkswagen Group. The upfront expenditures needed to implement the individual measures, including product-related and structural measures, will have a negative impact on earnings in the form of special items in the income statement. As investments in safeguarding the future of the Company they are, however, essential.

After a sound start in the early weeks of 2004, a general lack of economic momentum and the global political situation resulted in a decline in investor confidence on international stock markets towards the end of the first quarter. Not until June did discernible growth trends bring a market recovery back up to the levels seen at the beginning of the year.

On June 30, 2004 the DAX closed at 4,053 points, a slight 2.2 % up on its 2003 year-end closing. The DJ Euro STOXX 50 index, too, did not move greatly over the course of the first half of 2004 (+ 1.8 %), closing at 2,811 points. By contrast, the sector-specific DJ Euro STOXX Automobile index performed much more strongly, especially in the last three months, closing the first half of 2004 up 5.9 % at 196 points.

The Volkswagen shares underperformed the stock market indices cited above in the first half of 2004. The main reason for this was the pressure on Group earnings resulting from a deterioration in exchange rates and weak markets, which dampened investors' expectations.

Over the first six months of 2004 the Volkswagen AG ordinary share reached its high of 44.65 € on January 2. Its low of 33.58 € was recorded on June 23. At the end of the period under review the Volkswagen ordinary share was quoted at 34.72 €, down 21.4 % against its 2003 year-end closing.

The Volkswagen preferred share saw a similar trend. It likewise achieved its high for the first half of 2004 on January 2, at 28.97 €, and its low of 22.90 € on June 23. On June 30 it was quoted at 23.76 € (down 17.4 % against the previous year-end closing).

SHARE PRICE DEVELOPMENT, JUNE 2003 TO JUNE 2004
INDEX: AS AT JUNE 30, 2003 = 100


Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX 50
DJ Euro STOXX Automobile
140
130
120
110
100
90
80
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
March
April
May
June

BUSINESS DEVELOPMENT

ECONOMIC TREND

The growth in the global economy was sustained in the first half of 2004. However, the ongoing political uncertainty and the high oil price were obstacles to a more dynamic upward trend.

In the USA strong economic growth was maintained, though a significant increase in employment levels did not come about until the latter months.

After the recession of recent years, the Brazilian economy picked up. Argentina recorded strong growth, driven by consumer demand and exports. This did, however, also entail a rising inflationary trend and problems in energy supply.

The Japanese economy continues to grow following its years of stagnation. With sustained development in exports and domestic demand, the labour market is now also showing clear signs of recovery. In China, after a period of very strong growth in the first half of the year, policies were put in place to cool the economy, particularly as inflationary pressure was rising significantly.

In Western Europe the modest growth was sustained, though the strength of the Euro and the level of internal demand did pose obstacles. The countries of Central and Eastern Europe again saw stronger economic recovery. In Germany the upward trend in the economy was sustained through the first half of the year. While exports continued to develop positively, the weak labour market, consumer uncertainty resulting from the government's reform policies, and the high oil price, meant only a slight recovery in domestic demand.

VEHICLE DELIVERIES WORLDWIDE

The Volkswagen Group increased its worldwide deliveries to customers in the first six months of 2004 by 1.7 % to 2,516,068 vehicles. After a halting start to the year, sales picked up markedly in the second quarter, despite a weak May. The Group's share of worldwide new car registrations was 11.1 (11.7) %.

EXCHANGE RATE DEVELOPMENT, JUNE 2003 TO JUNE 2004
INDEX: AS AT JUNE 30, 2003 = 100


USD to EUR
JPY to EUR
GBP to EUR
120
110
100
90
80
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
March
April
May
June

DELIVERIES IN EUROPE AND REMAINING MARKETS

In its Europe/Remaining markets region the Volkswagen Group delivered 1,627,389 vehicles to customers in the period January to June 2004, 2.3 % up overall on the first six months of the previous year. There was still no positive trend to be discerned in the German car market; new car registrations declined by 1.3 % overall against the first half of 2003. The sales of the Volkswagen Group in the first six months were slightly down against the previous year (– 1.4 %), but rose particularly strongly in June. Consequently, with a 29.9 (29.8) % share of new vehicle registrations, the Group reaffirmed its market leadership in Germany. Western Europe (including Germany) saw a rise in demand for cars (+ 3.3 %). Major impetus was delivered by the automobile markets in Spain and Great Britain, whereas demand for cars declined slightly in Sweden and the Netherlands as well as in Germany. Overall, Volkswagen delivered 0.5 % more vehicles to customers, and with a 17.5 (17.7) % share, retained its lead over its Western European competitors. The key factors in this were the rising sales of the new Golf, the new SEAT Altea and the new Caddy. Further positive impulses came from sales of the Touran, the New Beetle Cabriolet, the Audi A3 and the T5 Multivan/Transporter; and the Bentley Continental GT, the Touareg and the SEAT Leon again registered increases in sales. In Central and Eastern Europe deliveries by the Volkswagen Group in the first half of 2004 were virtually at the same level as the previous year period (– 0.2 %). In the Remaining markets the upward trend was sustained. The number of Group vehicles delivered in that region almost doubled in the period to 65,656 (34,792) units, driven to a large extent by the increase in car demand in Turkey.

DELIVERIES IN NORTH AMERICA

In the first half of 2004 deliveries of Group vehicles in North America totalled 280,304 units, down 8.6 % against the first six months of the previous year. Volkswagen Group deliveries fell by 11.8 %, in particular in the slightly declining US car market (down 1.7 %), which remained overshadowed by the massive discounts being offered by other automobile manufacturers. Volkswagen held to its strategy of retaining the value of its products, and was again relatively restrained in its deployment of the sales incentives otherwise common in the market. In the light truck segment, new vehicle registrations again rose. In that segment, Volkswagen sold 12,936 units of its Touareg luxury Sport Utility Vehicle, which had only been launched onto the US market in the Autumn of 2003. In Canada deliveries of Group vehicles declined in the first half of 2004 by 19.3 %. Volkswagen's share of that market was 4.2 (5.1) %. New car registrations in the Mexican market rose by 5.7 %, where from January to June 2004 the Volkswagen Group

DELIVERIES TO CUSTOMERS[1]

	2nd quarter			1st half		
'000 vehicles[2]	2004	2003	%	2004	2003	%
Volkswagen brand group	909	881	+3.2	1,747	1,718	+1.6
Audi brand group	321	329	–2.5	621	626	–0.7
Commercial Vehicles	83	67	+24.5	148	129	+15.2
Volkswagen Group	**1,313**	**1,276**	**+2.8**	**2,516**	**2,473**	**+1.7**
Europe/Remaining markets	869	833	+4.4	1,627	1,590	+2.3
North America	156	160	–2.2	280	307	–8.6
South America/South Africa	121	97	+25.5	245	198	+23.8
Asia-Pacific	166	187	–11.3	364	379	–4.0

[1] The year 2003 deliveries have been updated on the basis of statistical trends.
[2] Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts.

delivered 0.4 % more vehicles overall than in the first half of 2003. With a 26.5 (27.3) % share, Volkswagen defended its leading position in that market.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

In South America the deliveries of the Volkswagen Group rose in the first half of 2004 to 213,618 vehicles, a substantial 24.2 % up on the low level of the previous year, which had been impacted by the weakness of the economy as a whole. In a slightly stronger Brazilian car market, Volkswagen increased its deliveries of new vehicles by 12.4 %, improving its market share to 24.0 (23.6) %. The upward trend seen to be emerging in the Argentinian car market at the end of 2003 was also sustained. Sales of Group models outperformed the general growth in new car registrations, increasing in the first six months from 8,711 to 31,447 units. This boosted Volkswagen's share of the car market significantly to 30.8 (20.3) %.

In the buses and heavy trucks from 7 to 45 tonnes segment, Volkswagen delivered 16,468 (13,481) units in South America, all manufactured at its facilities in Brazil. Overall the Group achieved a 22.2 % increase over the comparative period. Volkswagen again reaffirmed its leadership of the Brazilian truck market, with a 32.2 (34.3) % share.

In South Africa, in a still growing car market, the Group sold 31,058 units, increasing its deliveries by 21.1 %. Volkswagen's market share was 20.3 (21.2) %.

DELIVERIES IN ASIA-PACIFIC

The Volkswagen Group delivered 363,699 vehicles to customers in the Asia-Pacific region in the period January to June 2004, down 4.0 % against the corresponding period in the previous year. Primarily owing to increasing competitive pressure and, starting in May, the massive rise in sales incentives being offered by other manufacturers, Group deliveries in China fell for the first time, by 4.2 %, to 310,657 units. Volkswagen nevertheless maintained its market leadership. There was as yet no recovery in the Japanese import market (–0.6 %). The Group sold 0.4 % fewer vehicles in Japan than in the first six months of the previous year..

WORLDWIDE DEVELOPMENT OF INVENTORIES

At the end of June 2004 the inventories held by our Group companies and by the dealership organization worldwide were above the level at the 2003 year-end owing to seasonal reasons. Overall they remain at a level necessary to supply our customers.

UNITS SALES, PRODUCTION AND WORKFORCE

From January to June 2004 the unit sales of the Volkswagen Group to its dealership organization rose against the first half of 2003 by 5.2 % to 2,645,569 vehicles. Unit sales outside Germany in the second quarter rose substantially against the previous year. Conversely, unit sales in Germany fell in the same period. As a consequence, the share of total sales generated in Germany fell to 17.6 (18.7) %.

The worldwide production of the Volkswagen Group increased in the first six months of 2004 by 3.8 % against the prior year to 2,669,717 units. The share of total production originating in Germany increased to 35.3 (33.7) %. The total production figure includes 17,462 Ford Galaxy units (–18.0 %), which are also included in unit sales but not in deliveries to customers.

At June 30, 2004 the Volkswagen Group employed a total of 341,423 people, 1.4 % more than at December 31, 2003. The rise stemmed primarily from the expansion of production capacities at the Chinese joint ventures, the expansion of Caddy production in Poznan and Touran production at Auto 5000 GmbH, as well as the substantial increase in production of the Bentley Continental GT. The Group employed 176,851 people in Germany, representing 51.8 % of the total workforce, slightly lower than the 52.4 % share at the year-end 2003.

SALES REVENUE OF THE VOLKSWAGEN GROUP

In the first half of 2004 the Volkswagen Group generated sales revenue totalling 45,940 million €, up 7.3 % on the same period in the previous year. The main factors in this were the rise in unit sales volumes and the increasing proportion of higher-value models sold. The unit sales of the Chinese joint ventures contributed to Group sales revenue only in terms of deliveries of vehicle components, mainly from Volkswagen AG and AUDI AG. Financial Services continued to increase it's sales revenue, growing faster than the Group as a whole, increasing by 7.9 % to 5,451 million €. The Volkswagen Group generated 71.3 % (32,774 million €) of its sales revenue outside Germany in the period under review.

EARNINGS DEVELOPMENT

The ForMotion program is the Volkswagen Group's response to the difficult conditions confronting it. It involves the adjustment of expenditures for product programs which have become economically unviable, as well as structural and process changes. The resulting special items recognized in the income statement reduced second quarter 2004 gross profit by 128 million €. Negative effects were also felt from upfront costs associated with the implementation of the ForMotion program, increased expenses for parallel-running new model start-ups, higher depreciation resulting from the renewal of the product range, as well as unfavourable exchange rates. Nevertheless, the gross profit from automotive business at Group level in the first six months of financial 2004 increased against the previous year period by 3.2 % to 5,126 million €. With the aid of the ForMotion measures initiated, the second quarter gross margin improved substantially against the first three months of the year. The gross profit from financing activities throughout the Group totalled 619 million €, slightly below the previous year's level (–2.4 %). The distribution costs of the Volkswagen Group rose by 11.6 % to 4,032 million €, as a result of higher competitive pressure and the associated increase in marketing expenses in key markets. Nevertheless, the Group once again employed levels of sales incentives in the USA and in Europe below those of the competition. Administrative expenses increased in the period January to June 2004 by 5.9 % against the previous year to 1,195 million €, primarily as a result of the increase in the scope of consolidated Group companies in the second half of 2003. The other operating result decreased by 27 million € to 333 million €. In this, gains from disposals of assets in the Financial Services Division did not compensate fully for the decline in earnings resulting from the effects of exchange rate movements, mainly in the Automotive Division. The operating profit of the Volkswagen Group for the second quarter 2004 was well up on the first. For the first half as a whole, before taking account of the special items mentioned, it totalled 979 million €. After special items, the Volkswagen Group achieved an operating profit of 851 million € (–30.3 %). The financial result of –212 million € was around the previous year's level.

In the first half of 2004 the Volkswagen Group achieved a profit before tax of 639 million € (previous year: 1,010 million €). The profit after tax totalled 383 million € (previous year: 596 million €).

EARNINGS PER SHARE

Undiluted earnings per share were calculated by dividing the portion of earnings attributable to the shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares in issue during the reporting period. Dilution of the earnings per share results from so-called potential shares. These include option rights, though such rights only dilute earnings if they result in issue of shares at a price below the average market price of the share. No dilution occurred because the average price of the Volkswagen ordinary shares had fallen below the conversion price for exercise of the options.

INVESTMENTS IN TANGIBLE ASSETS AND CASH FLOW IN THE AUTOMOTIVE DIVISION

The Volkswagen Group is intensively pursuing its efforts to cut investment expenditure, aided by its recently launched ForMotion program. As a result of those efforts, investments in tangible assets in the Automotive Division in the first half of 2004 decreased substantially against the corresponding period in the previous year by 15.3 % to 2,439 million €. This enabled the investment ratio to be cut from 7.6 % to 6.0 %. The investments in tangible assets were targeted primarily at the continuous expansion and renewal of the product range and at the associated modernization of manufacturing facilities.

EARNINGS PER SHARE

	2nd quarter		1st half	
	2004	2003	2004	2003
Weighted average number of shares outstanding in million shares				
undiluted: ordinary shares	278.6	278.6	278.6	278.6
preferred shares	105.2	105.2	105.2	105.2
diluted: ordinary shares	278.6	278.6	278.6	278.6
preferred shares	105.2	105.2	105.2	105.2
Profit in million €				
after tax	357	394	383	596
Minority interests	9	4	16	4
Net profit attributable to shareholders of Volkswagen AG	348	390	367	592
Earnings per share in €				
undiluted: ordinary share	0.91	1.02	0.94	1.53
preferred share	0.89	1.02	1.00	1.59
diluted: ordinary share	0.91	1.02	0.94	1.53
preferred share	0.89	1.02	1.00	1.59

In the Automotive Division, cash flows from operating activities in the period under review increased strongly against the previous year by 31.0 % to 3,765 million €. The seasonal increase, compared to the beginning of the year level, of capital tied up in inventories, was substantially reduced in comparison to the previous year, delivering a marked improvement in working capital. Consequently, in the first half of 2004 overall investments were financed fully from self-generated funds, and a positive net cash flow of 270 million € was achieved.

NET LIQUIDITY

The net liquidity in the Automotive Division on June 30, 2004 totalled –2.2 billion €. Adjusted to take account of the negative net liquidity of the financing and other companies, resulting in particular from intra-Group factoring, it totalled 1.6 billion €.

The Financial Services Division has a high funding requirement owing to its growing business. This increased the net debt in that segment relative to June 30, 2003 by 3.6 billion € to 44.0 billion €.

The net liquidity of the Volkswagen Group as a whole on June 30, 2004 was –46.2 billion €.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

In the first half of 2004 the research and development costs of the Volkswagen Group were 4.0 % up on the level of the corresponding previous year period. The capitalization ratio decreased to 45.2 (48.9) %.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

million €	2004	1st half 2003	%
Total research and development costs	2,048	1,968	+4.0
of which capitalized	926	962	–3.8
Capitalization ratio in %	45.2	48.9	
Amortization of capitalized development costs	663	590	+12.4
Research and development costs charged to the income statement	**1,785**	**1,596**	**+11.8**

OUTLOOK

The first six months of 2004 were marked in particular by sluggish automobile demand in key markets and by the still unfavourable exchange rate situation. The high price of oil, and the resulting increase in fuel prices, also had a negative impact on consumer confidence.

Despite these difficult conditions, we will continue to pursue our global model initiative in order to establish a leadership position in the key vehicle segments. The latest market launches – of the Škoda Octavia, the Audi A6, the SEAT Altea and the Caddy Life – represent major steps towards that goal.

It is likely that the trend in the automotive business will again fall short of any substantial improvement through the second half of 2004, mainly because of ongoing weak demand in key markets, unfavourable exchange rates, and the current high price of oil. Moreover we expect that there will be no let up in competitive pressure in key car markets, such as the USA, Europe and China. We therefore forecast that growth in deliveries to customers in the second half of 2004 will be similar to that in the first half of the year. Consequently, our expected sales volume for the year as a whole, though up on the previous year, will fall well short of our original expectation. Moreover, Volkswagen's model initiative will entail a number of important new start-ups and product changes. All this, along with the aforementioned start-ups, has the result that available production capacity cannot be adequately utilized.

With ForMotion the Group has launched a global program aimed at substantially cutting costs, reducing the investment ratio and improving sales performance. The program's first-half contribution to earnings totalling over 400 million € will rise to well over 1 billion € over the full year. The upfront expenditures and special product measures, as well as structural and process changes, associated with ForMotion will, however, impact negatively on earnings. These elements are recognized separately in the income statement under "Special items".

Under the unfavourable conditions outlined above, 2004 operating profit before special items could amount to only 1.9 billion € instead of the original 2.5 billion € target. We expect that the special items will total around 400 million €.

OPERATING PROFIT BEFORE SPECIAL ITEMS BY QUARTERS
VOLKSWAGEN GROUP IN MILLION €


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SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

The sales revenue of the Volkswagen Group in the first half 2004 of 45.9 billion € represented an increase of 7.3 % against the prior year comparative. Key factors in this rise were higher unit sales volumes, the trend towards higher-value vehicles and the continuous growth of the financial services business. The unfavourable exchange rates again had a negative effect.

The operating profit before special items of 979 million € was 241 million € below that of the previous year. Higher distribution costs in key markets, the effects of exchange rate movements and increased depreciation resulting from the renewal of the product range brought negative effects. Moreover, earnings were also depressed by the unsatisfactory level of utilization of production capacities, based on prevailing market conditions and associated with the new product start-ups. Savings on product costs, higher unit sales volumes and improvements in earnings brought about by the ForMotion program only partially compensated for these factors.

The Volkswagen brand group achieved an operating profit of 33 million € (previous year: 319 million €) in the first six months of 2004. The main factors in the change in earnings were the negative effects of exchange rate movements; sales incentive schemes, especially in the USA and in Europe; and increasing depreciation resulting from the renewal of the product range. Within the brand group, there was a further improvement in the operating result at Bentley.

The Audi brand group returned an operating profit of 550 million € in the first half of 2004, surpassing the result in the previous year period by 10.0 %. Positive effects from increased unit sales and optimized cost structures compensated for the negative effects of exchange rate movements.

In the Commercial Vehicles business line the January to June 2004 operating result increased to – 134 million €, against – 73 million € in the previous year. The result was negatively impacted in particular from the not fully utilized production capacities resulting from slow economic growth, and from associated productivity losses, as well as from increasing depreciation resulting from the

VOLKSWAGEN GROUP

Division/Segment	**Automotive Division**				**Financial Services Division**	
Business Line	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance *Fleet business*	Rental business

renewal of the product range and start-up costs for the Caddy.

The growth of the Financial Services Division brought a further improvement in its operating profit. In the first half of 2004 it totalled 510 million €, up 14.2 % on the 2003 comparative period.

SALES REVENUE AND OPERATING RESULT BY MARKET

In the period January to June 2004 the sales revenue of the Volkswagen Group in the Europe/Remaining markets region was up against the previous year by 8.6 % at 33.7 billion €. The key factors were increasing unit sales volumes and the trend towards higher-value vehicles. The operating profit in this region totalled 1,299 million €, up 260 million € on the previous year.

In North America the Group generated sales revenue of 6.6 billion €, down 6.7 % against the previous year. Lower unit sales volumes – especially in the USA – and movements in exchange rates were the key factors in this. Increased sales incentives were additional negative factors in an operating result figure of – 503 million €.

In South America/South Africa, Volkswagen's sales revenue of 2.4 billion € was well up on the previous year's figure (+ 34.8 %). This resulted mainly from the strong growth in unit sales and from the price adjustments in line with inflation implemented in South America in the course of 2003. The operating result was further improved, to – 24 million €, primarily by the effects of the restructuring program initiated in Brazil, and consequently was 118 million € up on the previous year.

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO JUNE 30

	Unit sales[1]		Sales revenue		Operating result	
'000 vehicles/million €	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Volkswagen brand group	1,851	1,758	24,374	22,065	33	319
Audi brand group	629	622	13,277	13,036	550	500
Commercial Vehicles	165	133	2,716	2,470	–134	–73
Remaining companies[2]			122	208	20	27
Financial Services/Europcar			5,451	5,052	510	447
Business lines before special items	2,646	2,514	45,940	42,831	979	1,220
Special items					–128	–
Volkswagen Group	**2,646**	**2,514**	**45,940**	**42,831**	**851**	**1,220**

[1] Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts.
[2] Primarily AutoVision GmbH, Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH (including Volkswagen Transport GmbH & Co. OHG and VOTEX GmbH in the previous year).

KEY FIGURES BY MARKET FROM JANUARY 1 TO JUNE 30

	Sales revenue		Operating result	
million €	**2004**	**2003**	**2004**	**2003**
Europe/Remaining markets	33,719	31,063	1,299	1,039
North America	6,559	7,030	–503	59
South America/South Africa	2,392	1,775	–24	–142
Asia-Pacific*	3,270	2,963	207	264
Markets before special items	45,940	42,831	979	1,220
Special items			–128	–
Volkswagen Group*	**45,940**	**42,831**	**851**	**1,220**

* The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and for the Asia-Pacific market. The Chinese companies are consolidated using the equity method, achieving a (pro rata) operating profit of 251 (361) million €.

In the first half of 2004 sales revenue in the Asia-Pacific region rose by 10.4 % to 3.3 billion €. Operating profit totalled 207 million € (previous year: 264 million €). The decline resulted in particular from movements in exchange rates and from pricing measures in response to competition.

FINANCIAL SERVICES AND EUROPCAR

In the first six months of 2004 the business of the Financial Services Division again developed positively. The number of finance, leasing and insurance contracts worldwide at June 30, 2004 increased against the previous year to 5,776 thousand (+ 4.0 %). The proportion of deliveries to customers of the Volkswagen Group which were financed and leased, based on consistently tight credit criteria, was lower than in the previous year at 32.6 (36.8) %. At the end of June the Financial Services Division represented some 44 % of overall Group assets. Deposits in Volkswagen Bank *direct* rose against their December 31, 2003 level by 7.6 % to 7,254 million € as a result of expanded operations in the direct banking business. The additional funding required as a result of the expansion of business was financed primarily through external capital, as is common in the industry.

The Europcar group defended its market leadership among European car rental firms in the first half of 2004, despite difficult market conditions. Positive effects were felt from the further expansion of operations in the tourism, scheduled airline and business sectors. The pleasing progress was also boosted by the focus on customers' interests and by the quality strategy. The cost-cutting measures based on optimization of processes were rigorously pursued.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO JUNE 30

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2004	2003	2004	2003	2004	2003
Sales revenue[2]	**45,940**	**42,831**	**40,489**	**37,779**	**5,451**	**5,052**
Cost of sales[2]	40,814	37,864	35,705	33,218	5,109	4,646
Gross profit from automotive business	**5,126**	**4,967**	**4,784**	**4,561**	**342**	**406**
Gross profit from financing activities	**619**	**635**	**–173[3]**	**–143[3]**	**792[4]**	**778[4]**
Distribution costs	4,032	3,614	3,711	3,301	321	313
General administrative expenses	1,195	1,128	857	799	338	329
Other operating result	333	360	298	455	35	–95
Operating profit	**851**	**1,220**	**341**	**773**	**510**	**447**
Financial result	–212	–210	–224	–214	12	4
Result before tax	**639**	**1,010**	**117**	**559**	**522**	**451**
Income tax expense	256	414	88	227	168	187
Result after tax	**383**	**596**	**29**	**332**	**354**	**264**
Earnings per ordinary share (€)	**0.94**	**1.53**				
Diluted earnings per ordinary share (€)	**0.94**	**1.53**				
Earnings per preferred share (€)	**1.00**	**1.59**				
Diluted earnings per preferred share (€)	**1.00**	**1.59**				

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM APRIL 1 TO JUNE 30

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2004	2003	2004	2003	2004	2003
Sales revenue[2]	**23,993**	**22,133**	**21,134**	**19,489**	**2,859**	**2,644**
Cost of sales[2]	21,214	19,661	18,520	17,231	2,694	2,430
Gross profit from automotive business	**2,779**	**2,472**	**2,614**	**2,258**	**165**	**214**
Gross profit from financing activities	**304**	**317**	**–95[3]**	**–75[3]**	**399[4]**	**392[4]**
Distribution costs	2,101	1,868	1,932	1,707	169	161
General administrative expenses	613	591	442	419	171	172
Other operating result	153	286	98	330	55	–44
Operating profit	**522**	**616**	**243**	**387**	**279**	**229**
Financial result	73	63	12	61	61	2
Result before tax	**595**	**679**	**255**	**448**	**340**	**231**
Income tax expense	238	285	144	187	94	98
Result after tax	**357**	**394**	**111**	**261**	**246**	**133**
Earnings per ordinary share (€)	**0.91**	**1.02**				
Diluted earnings per ordinary share (€)	**0.91**	**1.02**				
Earnings per preferred share (€)	**0.89**	**1.02**				
Diluted earnings per preferred share (€)	**0.89**	**1.02**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Income and expenses from Financial Services Division operating lease contracts are included in sales revenue and cost of sales.
[3] Primarily consolidation adjustment relating to financing cost subsidies.
[4] Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and from finance lease contracts.

BALANCE SHEET OF THE VOLKSWAGEN GROUP (CONDENSED)

BALANCE SHEET BY DIVISION AS AT JUNE 30, 2004 AND DECEMBER 31, 2003

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2004	2003	2004	2003	2004	2003
Assets						
Non-current assets						
Intangible assets	8,427	8,202	8,368	8,131	59	71
Tangible assets	23,952	23,852	23,677	23,585	275	267
Financial assets	4,047	3,967	3,671	3,679	376	288
	36,426	**36,021**	**35,716**	**35,395**	**710**	**626**
Leasing and rental assets	**9,413**	**8,906**	**205**	**208**	**9,208**	**8,698**
Current assets						
Inventories	12,489	11,670	12,408	11,567	81	103
Receivables and other assets[2][3]	55,980	51,855	11,573	10,108	44,407	41,747
Securities	3,129	3,148	2,977	3,106	152	42
Cash and cash equivalents	8,392	7,536	8,030	6,680	362	856
	79,990	**74,209**	**34,988**	**31,461**	**45,002**	**42,748**
Total assets	**125,829**	**119,136**	**70,909**	**67,064**	**54,920**	**52,072**
Equity and Liabilities						
Capital and reserves	**24,641**	**24,430**	**20,060**	**20,541**	**4,581**	**3,889**
Minority interests	**86**	**104**	**86**	**104**	**–**	**–**
Provisions[2]	**26,276**	**25,282**	**24,365**	**23,415**	**1,911**	**1,867**
Liabilities						
Financial debt	58,599	54,858	13,450	12,180	45,149	42,678
Other liabilities[3]	16,227	14,462	12,948	10,824	3,279	3,638
	74,826	**69,320**	**26,398**	**23,004**	**48,428**	**46,316**
Total equity and liabilities	**125,829**	**119,136**	**70,909**	**67,064**	**54,920**	**52,072**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.

[2] Including deferred taxes.

[3] Including prepayments and deferred charges, and deferred income.

DEVELOPMENT OF SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

DEVELOPMENT OF SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

million €	Subscribed capital	Capital reserve	Revenue reserves	of which currency adjustment*	of which reserve for cash flow hedges*	Accumulated profits	Total
at January 1, 2003	**1,089**	**4,451**	**13,905**	**(–1,489)**	**(–189)**	**5,189**	**24,634**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	596	596
Allocation to reserves	–	–	90	–	–	–90	–
Dividend payments	–	–	–	–	–	–516	–516
Other changes	–	–	–239	(–276)	(–9)	–133	–372
at June 30, 2003	**1,089**	**4,451**	**13,756**	**(–1,765)**	**(–198)**	**5,046**	**24,342**
at January 1, 2004	**1,089**	**4,451**	**14,171**	**(–2,212)**	**(40)**	**4,719**	**24,430**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	383	383
Allocation to reserves	–	–	510	–	–	–510	–
Dividend payments	–	–	–	–	–	–443	–443
Other changes	–	–	195	(169)	(25)	76	271
at June 30, 2004	**1,089**	**4,451**	**14,876**	**(–2,043)**	**(65)**	**4,225**	**24,641**

* The "of which" items are shown in brackets.

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO JUNE 30

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2004	2003	2004	2003	2004	2003
Result before tax	639	1,010	117	559	522	451
Income taxes paid	–212	–426	–92	–355	–120	–71
Depreciation	4,121	3,721	3,286	3,002	835	719
Change in pension provisions	150	160	145	156	5	4
Other expenses/income not affecting cash flow[2]	54	20	164	–97	–110	117
Gross cash flow	**4,752**	**4,485**	**3,620**	**3,265**	**1,132**	**1,220**
Change in working capital	**389**	**–266**	**145**	**–391**	**244**	**125**
Change in inventories	–631	–1,373	–657	–1,287	26	–86
Change in receivables	–1,079	–769	–1,210	–748	131	–21
Change in liabilities	1,720	1,480	1,637	1,245	83	235
Change in other provisions	379	396	375	399	4	–3
Cash flows from operating activities	**5,141**	**4,219**	**3,765**[3]	**2,874**[3]	**1,376**	**1,345**
Cash flows from investing activities	**–6,630**	**–7,279**	**–3,495**	**–3,937**	**–3,135**	**–3,342**
of which: Investments in tangible and other intangible assets	–2,493	–2,927	–2,439	–2,879	–54	–48
Capitalized development costs	–926	–962	–926	–962	–	–
Net cash flow	**–1,489**	**–3,060**	**270**	**–1,063**	**–1,759**	**–1,997**
Change in investments in securities	101	286	210	285	–109	1
Cash flows from financing activities	2,207	7,702	834	5,118	1,373	2,584
Cash flows from changes in exchange rates and to the scope of consolidation	37	–57	36	–52	1	–5
Change in cash and cash equivalents	**856**	**4,871**	**1,350**	**4,288**	**–494**	**583**
Cash and cash equivalents at June 30[4]	**8,392**	**7,858**	**8,030**	**6,526**	**362**	**1,332**
Securities and loans	3,983	3,950	3,236	3,632	747	318
Gross liquidity	**12,375**	**11,808**	**11,266**	**10,158**	**1,109**	**1,650**
Total third-party borrowings	–58,599	–52,983	–13,450	–10,906	–45,149	–42,077
Net liquidity at June 30	**–46,224**	**–41,175**	**–2,184**	**–748**	**–44,040**	**–40,427**
For information purposes: at January 1	–43,670	–38,778	–2,169	459	–41,501	–39,237
Adjustment for the negtive net liquidity of financing and other companies			3,823	3,410		
Net liquidity in the core automotive business at June 30			**1,639**	**2,662**		

[1] Including allocation of the consolidation adjustments between the Automotive and Financial Services divisions.
[2] Mainly relating to valuation of financial instruments at market value and the use of the equity method.
[3] Before consolidation of intra-Group relationships 4,063 (3,111) million €.
[4] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time.

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Volkswagen AG has made use of the option of exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law as laid down in Section 292a of the German Commercial Code (HGB) and has prepared consolidated financial statements conforming to the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). Accordingly, this Interim Report to June 30, 2004 was likewise prepared in conformance to IAS 34. The interim consolidated financial statements are unaudited.

ACCOUNTING AND VALUATION METHODS

In the preparation of the interim financial statements and the presentation of the prior year comparatives the same consolidation principles and accounting and valuation methods were used as for the 2003 consolidated financial statements. A detailed description of the methods applied is published in the notes to our 2003 Annual Report. It can also be accessed on the Internet at www.volkswagen-ir.de. In the event of changes in classification the prior year comparatives were adjusted accordingly

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, the consolidated Group companies comprise all major companies in Germany and abroad of which Volkswagen AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). In the second quarter of 2004 there were no changes of note in the scope of consolidation.

CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time. The net liquidity is presented on page 13 of this report.

DIVIDEND PAYMENT

In the second quarter 2004 Volkswagen AG paid out to its shareholders the dividend for the 2003 financial year totalling 409 million €, in accordance with the resolution passed by the Annual General Meeting on April 22, 2004. Of that total, 292 million € was paid on ordinary shares and 117 million € on preferred shares.

SHARE OPTION PLAN

With the consent of the Supervisory Board, the Board of Management implemented the sixth tranche of the Volkswagen AG share option plan launched in 1999 for the entitled participants, comprising the members of the Board of Management, other management staff and tariff-based employees. The subscription period for the convertible bonds extended from June 1 to July 9, 2004. The initial conversion price per ordinary share following a 24-month blocking period will be 42.55 €. It will increase over the coming years on publication of the interim report for January to September 2006 to 44.48 €; on publication of the interim report for January to September 2007 to 46.42 €; and on publication of the interim report for January to September 2008 to 48.35 €. The term of the sixth tranche will end on July 9, 2009.

The term of the first tranche of the share option plan ended on June 10, 2004, without any conversion taking place. By the end of the period under review few of the entitled parties had exercised their conversion rights arising from the second to fourth

tranches. The main reasons for this were the tough stock market conditions and the high benchmarks set in defining the conversion prices.

CHANGE ON THE SUPERVISORY BOARD OF VOLKSWAGEN AG

With effect from July 1, 2004 Mr. Ulrich Neß was appointed a member of the Supervisory Board of Volkswagen AG. He succeeds Dr. Ekkehardt Wesner, who resigned his position on the Supervisory Board with effect from June 30, 2004.

MATTERS OF SPECIAL NOTE

No matters of special note occurred after the end of the first half-year 2004.

VOLKSWAGEN AKTIENGESELLSCHAFT

The Board of Management

Wolfsburg, July 2004

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Financial Calendar

> **OCTOBER 28, 2004**
Interim Report January to September

> **MARCH 8, 2005**
Annual Press Conference/
Publication of the 2004 Annual Report

> **MARCH 9, 2005**
International Investors' Conference

> **APRIL 21, 2005**
Annual General Meeting
(Congress Centrum Hamburg)

The Interim Report is also available on the Internet, in German and English, at www.volkswagen-ir.de.


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